EXHIBIT 99.01

The company won the bid for “Taiwan Highway No. 9 Suhua Highway Electricity Engineering Project — Nanao Hopin Section”

Date of events: 2016/04/15

Contents:

1.Date of occurrence of the event:2016/04/15

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N.A.

5.Name of the reporting media:N.A.

6.Content of the report:N.A.

7.Cause of occurrence: The company won the bid for ”Taiwan Highway No. 9 Suhua Highway Electricity Engineering Project — Nanao Hopin Section”, the contract period is 2016/05~2019/09 with the value of NTD2.693 billion.

8.Countermeasures:None.

9.Any other matters that need to be specified:None.